Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity

Atuel Fideicomisos S.A. and subsidiary (1)	Republic of Argentina	Trust services
Francés Valores Sociedad de Bolsa S.A.	Republic of Argentina	Stock exchange brokerage
Consolidar Cía. de Seguros de Retiro S.A.	Republic of Argentina	Insurance
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Republic of Argentina	Pension and Retirement Fund Administrators
PSA Compañía Financiera S.A.	Republic of Argentina	Financial Institution
Rombo Compañía Financiera S.A.	Republic of Argentina	Financial Institution
Consolidar ART S.A.	Republic of Argentina	Workers Compensation Insurance
BBVA Consolidar Seguros S.A.	Republic of Argentina	Insurance Company

(1) See Note 20 to the Consolidated Financial Statements.